August 21, 2007

Via EDGAR

Ms. Jill S. Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4-6

Washington, D.C. 20549-0405

Re:	Hecla Mining Company
Form 10-K for the fiscal year ended December 31, 2006
Response letter dated August 7, 2007
File No. 001-08491

Dear Ms. Davis:

Hecla Mining Company (“we” or “our”) hereby submits this response to the comments of the Staff, as set forth in your letter dated August 7, 2007 to Mr. Lewis E. Walde, Chief Financial Officer, on the referenced Annual Report on Form 10-K.

We have provided the supplemental information set forth in this letter for use herein, and have reviewed and approved all of the responses set forth herein to the Staff’s comments. For convenience, each of the Staff’s consecutively numbered comments is set forth in italics, followed by our response. In this letter, all page references in our responses refer to page numbers in our form 10-K filed with EDGAR on March 16, 2007.

10-K for the year ended December 31, 2006

Financial Statements

Summary of Significant Accounting Policies

H. Properties, Plants and Equipment, page F-9

1.

Comment:  We note your response to our prior comment number one regarding your accounting for costs incurred to convert mineral resources to reserves at properties that are either in the production or development stage. As there appears to be diversity in practice regarding the accounting treatment for such costs, please expand your accounting policy disclosures to address the items below.

•

Expand you accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

•	Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:
a.	Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;
b.	You can obtain the benefit and control others access to it, and,
c.	The transaction or event giving rise to your right to or control of the benefit has already occurred.
•	Expand your accounting policy to explain how you determine whether or not you have met the above criteria.
•	Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents an asset.
•

Disclose the amount of drilling costs capitalized that were incurred to convert mineral resources to reserves at properties that are either in the production or development stage capitalized as of your most recent balance sheet and each year a statement of operations is reported.

Response:  The following is a marked version of our proposed disclosure for section H. Properties, Plants and Equipment, from Note 1: Summary of Significant Accounting Policies of Notes to the Consolidated Financial Statements, which was included in our response to comment number one of your July 3, 2007 comment letter. It has been revised to address the items listed above, and all new text is underlined, while deleted text displays a strikethrough font.

H.  Properties, Plants and Equipment – Costs are capitalized when it has been determined an ore body can be economically developed as a result of establishing proven and probable reserves. The development stage begins at new projects when our management and/or Board of Directors makes the decision to bring a mine into commercial production, and ends when the production stage, or exploitation of reserves, begins. Expenditures incurred during the development and production stages for new facilities, new assets or expenditures that extend the useful lives of existing facilities and major mine development expenditures are capitalized, including primary development costs such as costs of building access ways, shaft sinking, lateral development, drift development, ramps and infrastructure developments. ~~Drilling and related costs incurred to~~

~~further define mineralization at and adjacent to existing reserve areas, or that are intended to assist with mine planning within a reserve area, are also capitalized.~~

Costs for exploration, secondary development at operating mines, and maintenance and repairs on capitalized property, plant and equipment are charged to operations as incurred. Exploration costs include those relating to activities carried out (a) in search of previously unidentified mineral deposits, (b) at undeveloped concessions, or (c) at operating mines already containing proven and probable reserves, where a determination remains pending whether new target deposits outside of the existing reserve areas can be economically developed. Secondary development costs are incurred for preparation of an ore body for production in a specific ore block, stope or work area, providing a relatively short-lived benefit only to the mine area they relate to, and not to the ore body as a whole.

Drilling and related costs are either classified as exploration or secondary development, as defined above, and charged to operations as incurred, or capitalized, based on the following criteria:

•	Whether the costs are incurred to further define mineralization at and adjacent to existing reserve areas or intended to assist with mine planning within a reserve area;
•	Whether the drilling costs relate to an ore body that has been determined to be commercially mineable, and a decision has been made to put the ore body into commercial production; and
•

Whether, at the time that the cost is incurred, the expenditure: (a) embodies a probable future benefit that involves a capacity, singly or in combination, with other assets to contribute directly or indirectly to future net cash inflows, (b) we can obtain the benefit and control others access to it, and (c) the transaction or event giving rise to our right to or control of the benefit has already occurred.

If all of these criteria are met, drilling and related costs are capitalized. Drilling costs not meeting all of these criteria are expensed as incurred. The following factors are considered in determining whether or not the criteria listed above have been met, and capitalization of drilling costs is appropriate:

•	Completion of a favorable economic study and mine plan for the ore body targeted;
•	Authorization of development of the ore body by management and/or the Board of Directors; and
•	All permitting and/or contractual requirements necessary for us to have the right to or control of the future benefit from the targeted ore body have been met.

Drilling and related costs of approximately $      million, $0.2 million and $0.4 million, respectively, for the years ended December 31, 2007, 2006 and 2005 were incurred to convert mineral deposits to reserves, and met our criteria for capitalization, at our properties that are in the production stage.

When assets are retired or sold, the costs and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in current period net income (loss). Idle facilities placed on standby basis are carried at the lower of net carrying value or estimated net realizable value.

Included in property, plant and equipment on our consolidated financial statements are mineral interests, which are intangible assets that include acquired undeveloped mineral interests and royalty interests. Undeveloped mineral interests include: (i) other mineralized material which is measured, indicated or inferred with sufficient drill spacing or quality to qualify as proven and probable reserves; and (ii) inferred material not immediately adjacent to existing proven and probable reserves but accessible within the immediate mine infrastructure. Residual values for undeveloped mineral interests represents the expected fair value of the interests at the time we plan to convert, develop, further explore or dispose of the interests and are evaluated at least annually.

We propose that these revised disclosures be included in our future filings, beginning with our Form 10-K to be filed for the period ending December 31, 2007.

Engineering Comments

General

2.

Comment:  In future filings, please insert a small-scale map showing the location and access to each of your properties, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:  In future filings, for each of our properties we will insert a small-scale map that shows the location and access to the properties, as required by Instruction 3(b) to Item 102 of Regulation S-K. The maps will include a legend, a graphical bar scale, a north arrow, an index showing where the property is situated in relationship to the state or province, a title, and a date.

3.

Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. Please revise you future filings either by segregating your proven and probable reserves or provide a statement with an explanation that the reserves cannot be differentiated.

Response:  In future filings, we will segregate proven reserves from probable reserves in accordance with Industry Guide 7.

The Lucky Friday Unit, page 14

4.	Comment: In future filings, please disclose your cutoff grade for the Lucky Friday Mine. Please provide us with draft disclosure.

Response:  The excerpt below from the Lucky Friday Unit section of Item 2. Property Descriptions, from our Form 10-K filed for the year ended December 31, 2006, has been revised to include additional disclosure relating to the cutoff grade at the Lucky Friday Mine. All new text is underlined. We propose to include this language in our future filings, in the footnotes that accompany the Lucky Friday Proven and Ore Reserves table, beginning with our Form 10-K to be filed for the period ending December 31, 2007.

(2)

Proven and probable ore reserves are calculated and reviewed in-house and are subject to periodic audit by others, although audits are not performed on an annual basis. Cutoff grade assumptions vary by ore body and are developed based on reserve prices, anticipated mill recoveries and smelter payables and cash operating costs. Due to multiple ore metals, and complex combinations of ore types, metal ratios and metallurgical performances at the Lucky Friday, the cutoff grade is expressed in terms of net smelter return (“NSR”), rather than metal grade. The cutoff grade at the Lucky Friday ranges from $52 per ton NSR to $63 per ton NSR. An independent audit of reserves at the Lucky Friday was conducted by Roscoe Postle Associates Inc. during 2006. Our estimates of proven and probable reserves are based on the following metals prices:

5.	Comment: Supplementally provide a copy of the 2006 reserve audit prepared by Roscoe Postle Associates Inc.

Response:

We have mailed a CD containing an electronic copy, in PDF format, of the 2006 reserve audit prepared by Roscoe Postle Associates Inc. to Ken Schuler, Mining Engineer, with the SEC.

The La Camorra Mine, page 18

6.

Comment:  In future filings, please explain the fixed Venezuelan exchange rate, gold sales or export restrictions in Venezuela, the denomination of your mining operations in the Venezuelan functional currency (Bolivare), and the impact this may have on your ore reserve estimates. Please provide us with draft disclosure.

Response:  Below is a draft of disclosure to be included in the La Camorra Unit section of Item 2. Property Descriptions in our future filings, beginning with our Form 10-K to be filed for the period ending December 31, 2007, which explains the fixed Venezuelan exchange rate, gold sales or export restrictions, the denomination of our mining operations in the Venezuelan functional currency, and the impact that these factors may have on our reserve estimates.

The Venezuelan Criminal Exchange Law imposes strict criminal and economic sanctions on the exchange of Venezuelan currency with other foreign currency through other than officially designated methods, or for obtaining foreign currency under false pretenses. Approvals for foreign currency exchange are limited and we are evaluating opportunities to minimize our exposure to devaluation. As a consequence, our cash balances denominated in Bolívares that are maintained in Venezuela have increased from a U.S. dollar equivalent of approximately $21.6 million at December 31, 2006, to $         million at December 31, 2007. Additionally, during the next six months, as required by the Criminal Exchange Law, we intend to convert into Venezuelan currency the U.S. Dollar proceeds of Venezuelan export sales made over the past 180 days of approximately $         million.

During 2007 and 2006, we exchanged the U.S. dollar equivalent of approximately $         million and $12.8 million, respectively, at the official exchange rate of 2,150 Bolívares to $1.00 for approximately $         million and $9.1 million, respectively, at average open market exchange rates of          and 3,003 Bolívares to $1.00, incurring foreign exchange losses in each year for the differences. Although we are making appropriate applications through the Venezuelan government for acquisition of dollars at the official exchange rate, our cash balances denominated in the Venezuelan Bolívar may continue to grow and any future conversions or devaluation of the Bolívar may result in further losses when and if in the future we decide to distribute money outside Venezuela. At February         , 2008, the open market exchange rate was approximately Bolívares          to $1.00.

The Central Bank of Venezuela maintains regulations concerning the export of gold from Venezuela. Under current regulations, 15% of our gold production from Venezuela is required to be sold in Venezuela. Prior to our acquisition of the La Camorra mine, the then owners had sold substantially all of the gold production to the Central Bank of Venezuela and built up a significant credit to cover the 15% requirement, which we assumed upon our acquisition and have fully utilized. During 2006, we identified a local market with the ability to purchase the required 15% of our production. During 2007 and 2006, we sold approximately         % and 30% of our gold ounces, respectively, in Venezuela.

Effective January 1, 2007, we implemented a change in the functional currency for our Venezuelan operations from the U.S. dollar to the Bolívar, the national currency in Venezuela. We believe that significant changes in the economic facts and circumstances affecting our Venezuelan operations indicate that a change in the functional currency is appropriate, under the provisions of FASB Statement No. 52 (“SFAS 52”). In accordance with SFAS 52, the balance sheet for our Venezuelan operations was recalculated as of January 1, 2007, so that all assets and liabilities are translated at the current exchange rate of 2,150 Bolívares to $1.00, the fixed, official exchange rate. We have used the official exchange rate pursuant to guidance from the American Institute of Certified Public Accountant’s International Practices Task Force. As a result, the dollar value of non-monetary assets, previously translated at historical exchange rates, has been significantly reduced, with a translation adjustment recorded to equity as a component of accumulated other comprehensive income. The functional currency change resulted in a reduction of approximately $7.2 million in the carrying value of net assets, with a translation adjustment for the same amount recorded to the opening balance of accumulated other comprehensive income, which is included as a component of shareholders’ equity on our balance sheet. Further discussion of the functional currency change, including a summary of how the functional currency indicators listed in SFAS 52 have been affected by recent changes in the economic facts and circumstances influencing our Venezuelan operations, can be found in Note         .

The potential effects of factors such as currency exchange controls and export restrictions in Venezuela, and the change in the functional currency for our Venezuelan operations to the Bolívar, are not included in cutoff grade calculations at the La Camorra Unit, which only consider estimated operating cost requirements. However, the effects of these items are considered in calculating the total estimated cash flow and net present value of our Venezuelan projects, measures used to determine whether overall project economics are positive. By definition, reserves cannot be present at new projects unless they pass a positive economic test. Therefore, it is possible for a project to have sufficient ore grades to meet estimated operating cost requirements, but have negative overall economics, and not meet proven or probable reserve criteria, when considering the factors above.

We hereby acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosure in Form 10-K.
•	Staff comments or changes to our disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Form 10-K.
•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If I can be of assistance in your review of the above, please do not hesitate to call.

Sincerely,

/s/ Lewis E. Walde

Lewis E. Walde

Vice President and Chief Financial Officer